Xethanol Corporation
1185 Avenue of the Americas
20th Floor
New York, New York 10036

August 16, 2007

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew Schoeffler, Staff Attorney

Re:	Xethanol Corporation Registration Statement on Form SB-2 File No. 333-135121 Form 10-Q for the quarter ended June 30, 2007 File No. 001 -32918 Filed August 14, 2007

Dear Mr. Schoeffler:

I am writing this letter on behalf of Xethanol in response to the Staff’s comment letter dated August 15, 2007. We respond in this letter to the issue raised in the comment letter. The numbered paragraph below corresponds to the numbered paragraph of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.

1.
We note the impairment loss discussed in Note 6 to the financial statements in the Form 1O-Q. It does not appear you disclosed this loss in the registration statement when it went effective. Please advise us as to why you did not disclose the loss in the registration statement, why you do not believe it was material and why you do not believe it was a material omission in the registration statement. In addition, please provide us a more comprehensive explanation of the impairment. Tell us the specific facts and circumstances that led to the impairment, explain how the amount of the impairment was determined, including whether the property was evaluated as held for use or held for sale, and tell us your current intentions regarding the property.

Response:

We did not disclose the impairment loss in the SB-2 registration statement when it became effective because the loss and the related disclosure were still under discussion when the SB-2 registration statement became effective, and in any event we did not regard the impairment charge as material nor did we regard its omission from the registration statement as material. We reached this conclusion because the impairment was a relatively small non-cash charge to a non-operating asset for which we had not determined a specific development or construction program, and we believe that the impairment is immaterial to investors in Xethanol’s present circumstances.

Mr. Andrew Schoeffler
August 16, 2007

The circumstances that led to the impairment are as follows: In June 2007, a person who was then our employee at the Spring Hope site approached us to propose that he would form and finance an entity that would acquire an ownership interest in the Spring Hope facility or a limited liability company that would own the Spring Hope facility for $4.0 million, leaving us with a 20% interest in the facility. The proposal therefore placed a $5.0 million value on the facility. We were carrying the facility on our books at a value of $7.8 million. Although our board of directors and management had not previously decided to sell the facility, had not marketed it in any manner, and had not retained a broker to sell the facility, our board did approve the sale of the facility on the terms proposed. Given that approval, we determined that we were required to reflect a $2.8 million impairment of the asset to reflect the proposed terms of the sale.

Our current intention regarding the asset is to sell it to the proposed purchaser if the purchaser is able to obtain the necessary financing and close the transaction. The former employee has been unable to confirm that he has obtained the necessary financing. We have not begun any discussions regarding the terms of a definitive purchase agreement for the transaction, and the purchaser has not provided a draft of such an agreement. We have received no communications from any lawyer representing the purchaser regarding the financing, the required documentation for the transaction or routine pre-closing issues. We do not consider the transaction to be probable and did not consider it to be probable at June 30, 2007. If the purchaser does not make significant progress towards consummating the transaction in the near future, we expect that our board will reexamine the asset and consider other options, including planning an ethanol production facility for the site or marketing the facility for sale.

Given that (a) the offer was unsolicited and came from an employee, (b) management had taken no steps to offer or sell the facility when the unsolicited offer was received and has not taken any such steps since receiving it, (c) the board did not determine to market the facility for sale but instead approved only the sale to an entity formed by the now former employee and (d) the proposed sale is not probable and may never be consummated, we concluded that it was not appropriate to classify the property as held for sale.

For any questions of a legal nature, please contact Charles D. Vaughn of the Atlanta office of Nelson Mullins Riley & Scarborough LLP. His direct dial number is (404) 817-6189, and we request that you send correspondence via facsimile to Mr. Vaughn at (404) 817-6085.

We trust that the foregoing responds appropriately to the Staff’s comment letter. If you have any questions, please contact the undersigned at (646) 723-4000 or Mr. Vaughn at (404) 817-6189.

Mr. Andrew Schoeffler
August 16, 2007

Very truly yours, /s/ Gary Flicker Gary Flicker Chief Financial Officer

cc:	David R. Ames
Charles D. Vaughn